UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.  20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 6)*

NIDEC CORPORATION

(Name of Issuer)

SHARES OF COMMON STOCK

(Title of Class of Securities)

654090-10-9

(CUSIP Number)

December 31, 2013

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐     Rule 13d-1(b)

☐     Rule 13d-1(c)

☒     Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 654090-10-9

1.		NAMES OF REPORTING PERSONS Shigenobu Nagamori
2.		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) [ ] (b) [X]
3.		SEC USE ONLY
4.		CITIZENSHIP OR PLACE OF ORGANIZATION Japan
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5.	SOLE VOTING POWER 12,635,996 Shares (50,543,984 ADS equivalents)
	6.	SHARED VOTING POWER 8,140,180 Shares (32,560,720 ADS equivalents)
	7.	SOLE DISPOSITIVE POWER 12,635,996 Shares (50,543,984 ADS equivalents)
	8.	SHARED DISPOSITIVE POWER 8,140,180 Shares (32,560,720 ADS equivalents)
9.		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 20,776,176 Shares (83,104,704 ADS equivalents)
10.		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) [ ]
11.		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 15.1%
12.		TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

Page 2 of 4 pages

CUSIP NO. 654090-10-9

Item 1.

(a)	Name of Issuer: Nidec Corporation
(b)	Address of Issuer's Principal Executive Offices: 338 Kuzetonoshiro-cho Minami-ku Kyoto 601-8205 Japan

Item 2.

(a)	Name of Person Filing: Shigenobu Nagamori
(b)	Address of Principal Business Office or, if none, Residence 338 Kuzetonoshiro-cho Minami-ku Kyoto 601-8205 Japan
(c)	Citizenship: Japan
(d)	Title of Class of Securities: Shares of Common Stock
(e)	CUSIP Number: 654090-10-9

Item 3.

If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	□	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);
(b)	□	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);
(c)	□	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);
(d)	□	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);
(e)	□	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);
(f)	□	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);
(g)	□	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);
(h)	□	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
(i)	□	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
(j)	□	A non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J);
(k)	□	Group, in accordance with §240.13d-1(b)(1)(ii)(J).
If filing as a non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J), please specify the type of institution: _____

Page 3 of 4 pages

CUSIP NO. 654090-10-9

Item 4.

Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)

Amount beneficially owned:  See Row 9 of the cover page.

The filing of this statement shall not be construed as an admission that Shigenobu Nagamori is, for purposes of Section 13(d) or 13(g) of the Securities Exchange Act of 1934, the beneficial owner of all of the securities covered by this statement.

(b)	Percent of class: See Row 11 of the cover page.
(c)	Numbers of shares as to which the person has sole or shared power to vote or direct the vote or to dispose of or direct the disposition of: See Rows 5, 6, 7, and 8 of the cover page.

Item 5.

Ownership of 5 Percent or Less of a Class.

Not applicable.

Item 6.

Ownership of More than 5 Percent on Behalf of Another Person.

Not applicable.

Item 7.

Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.

As of December 31, 2013, Shigenobu Nagamori directly holds 12,635,996 shares, and members of his family and a company under their control hold an aggregate of 8,140,180 shares.

Item 8.

Identification and Classification of Members of the Group.

Not applicable.

Item 9.

Notice of Dissolution of Group.

Not applicable.

Item 10.

Certifications.

Not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

/s/ Shigenobu Nagamori Shigenobu Nagamori	February 12, 2014 Date

Page 4 of 4 pages